Exhibit 4.8

eMagin Corporation

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following is a summary of the rights and preferences of the common stock and preferred stock of eMagin Corporation, a Delaware corporation (the “Company”), and certain provisions of the Company’s amended and restated certificate of incorporation (the “certificate of incorporation”), amended and restated bylaws (the “bylaws”) and certificate of designations (the “certificate of designations”) of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), and applicable provisions of the Delaware General Corporation Law (the “DGCL”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation, bylaws and the certificate of designations, each of which is included as an exhibit to the Annual Report on Form 10-K  of which this exhibit forms a part, and the DGCL.

In this description, the terms “the Company,” “we,” “our” and “us” means eMagin Corporation.

General

We are authorized to issue 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which 10,000 shares have been designated as Series B Preferred Stock. Our Series B Preferred Stock is not registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”) nor listed on any securities exchange, however we include a summary of certain terms of the Series B Preferred Stock as relevant to holders of our common stock.

Common Stock

Dividend Rights

Subject to the preferences applicable to holders of shares of our preferred stock, holders of common stock are entitled to receive ratably dividends, if any, when and as declared by our board of directors out of any funds of the Company of the legally available therefor.

Under the bylaws, our board of directors has the power to declare dividends or distributions out of contributed surplus, and to determine that any dividend shall be paid in cash or shall be satisfied in paying up in full shares to be issued to the shareholders credited as fully paid or partly paid or partly in one way or partly in the other. Our board of directors may also pay any fixed cash dividend whenever the position of the Company justifies such payment.

Liquidation and Preemptive Rights

Subject to the preferences applicable to holders of shares of our preferred stock, in the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to share equally in any of the assets available for distribution after we have paid in full all of our debts.

Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of our outstanding Series B Preferred Stock and the shares of any other series of preferred stock that we may designate and issue in the future.

Voting Rights

The holders of shares of our common stock are entitled to notice of any shareholders’ meeting in accordance with our bylaws and to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Election and Removal of Directors

Except in the case of vacancies, each director is elected by the affirmative vote of a majority of the votes cast as the general meeting of our shareholders.

Our bylaws provide that any vacancies on the board of directors not filled at any general meeting will be deemed casual vacancies and the board of directors, so long as a quorum of directors remains in office, will have the power at any time and from time to time, to appoint any individual to be a director so as to fill a casual vacancy. A director so appointed will hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, the director will vacate office at the conclusion of the annual general meeting.

Special Meetings of Shareholders

Special general meetings of our shareholders may be called (i) by our board of directors or (ii) when requisitioned by shareholders pursuant to the provisions of the Exchange Act.

Restrictions on Transfers of Shares of Common Stock

Our board of directors may in its absolute discretion, and without providing a reason, refuse to register the transfer of a share, which is not fully paid up. Our board of directors may also refuse to register a transfer unless the shares of common stock are (i) listed on an appointed stock exchange (of which the NYSE is one) or (ii) (A) a duly executed instrument of transfer is provided to us or our transfer agent accompanied by the certificate (if any has been issued) in respect of the shares to which it relates and by such other evidence as our board of directors may reasonably require to show the right of the transferor to make.

Transfer Agent and Registrar

Continental Trust Company, N.A. is the transfer agent and registrar for the common stock.

Listing

The common stock is quoted on the NYSE American under the trading symbol “EMAN”.

Preferred Stock

We may issue shares of our preferred stock from time to time, in one or more series. Our board of directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Series B Preferred Stock

On December 19, 2008, we filed a Certificate of Designations with the State of Delaware, which designates 10,000 shares of our preferred stock as Series B Preferred Stock, of which 5,659 shares are issued and outstanding.

Dividends

The Series B Preferred Stock rank senior to our common stock as to payment of dividends and distribution of assets upon our liquidation, dissolution, or winding up, whether voluntary or involuntary. The holders of the Series B Preferred Stock are not entitled to receive dividends unless our board of directors declares a dividend for holders of the common stock and then the dividend shall be equal to the amount that such holder would have been entitled to receive if the holder converted its preferred stock into shares of common stock. The Series B Preferred Stock are not entitled to interest payments.

Conversion

Each share of Series B Preferred Stock has a stated value of $1,000 and has a conversion price of $0.75 per share. The Series B Preferred Stock does not pay interest.

Voting Rights

Each share of Series B Preferred Stock has voting rights equal to (i) the number of shares of common stock issuable upon conversion of such shares of Series B Preferred Stock at such time (determined without regard to the shares of common stock so issuable upon such conversion in respect of accrued and unpaid dividends on such share of Series B Preferred Stock) when the Series B Preferred Stock votes together with the common stock or any other class or series of our capital stock and (ii) one vote per share of preferred stock when such vote is not covered by the immediately preceding clause. Each holder of Series B Preferred Stock is entitled to notice of any shareholders’ meeting in accordance with our bylaws and may vote with holders of common stock upon the election of directors and upon any other matter submitted to a vote of shareholders, except those matters required by law to be submitted to a vote of holders of our preferred stock or Series B Preferred Stock voting separately as a class or series, and except as provided in the certificate of designations for the Series B Preferred Stock. The affirmative vote or consent of the holders of a majority of  the outstanding shares of Series B Preferred Stock (the “majority holders’), voting separately as a class, will be required for (1) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of our certificate of incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series B Preferred Stock, (2) the creation and issuance of any Senior Dividend  Stock or Senior Liquidation Stock (each, as defined in the certificate of designations), (3) the redemption of or payment of dividends on, any class or series of our capital stock or (4) any sale, lease or conveyance of all or substantially all of our assets, or any merger, consolidation, or business combination with any other person or any liquidation, dissolution or winding up of the Company.

In addition, the terms of the certificate of designations also provide that so long as any shares of Series B Preferred Stock are outstanding, we may not offer, sell or issue, or enter into any agreement, arrangement or understanding to offer, sell or issue, any common stock or common stock equivalent (other than offerings that are underwritten on a firm commitment basis and registered with the SEC under the Securities Act of 1933, as amended) or engage in certain other financings and/or capital raises without the approval of majority holders. These and other rights granted to holders of the Series B Preferred Stock pursuant to the certificate of designations and the securities purchase agreement governing the sale of the Series B Preferred Stock enable the holders thereof to exert substantial control over our affairs and potentially exercise their control in a manner adverse to the interest of holders of our common stock.

The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of Series B Preferred Stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to the certificate of incorporation if the amendment would change the par value, the number of authorized shares of the class or the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, the Series B Preferred Stock is entitled to receive liquidation preference before the common stock. We may at our option redeem the Series B Preferred stock by providing the required notice to the holders of the Series B Preferred Stock and paying an amount equal to $1,000 multiplied by the number of shares for all of such holder's shares of outstanding Series B Preferred Stock to be redeemed.

Delaware Law and Certain Charter and Bylaw Provisions

Provisions of Delaware law, our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	limitations on the removal of directors;
•	advance notice requirements for stockholder proposals and nominations;
•	the inability of stockholders to act by written consent or to call special meetings;
•	the ability of our board of directors to make, alter or repeal our bylaws; and
•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, we are subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.